Matthew C. Henry Senior Vice President, General Counsel & Secretary

Oncor Electric Delivery 1616 Woodall Rodgers Fwy. Dallas, Texas 75202 Telephone: 214.486.2000

December 5, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Oncor Electric Delivery Company LLC

Registration Statement on Form S-4

Filed December 5, 2022

File No. 333-268674

Dear Sir or Madam:

This letter is being sent to you in connection with the above referenced Registration Statement filed by Oncor Electric Delivery Company LLC (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offers to exchange (a) $400,000,000 aggregate principal amount of the Company’s 4.15% Senior Secured Notes due 2032 (the “4.15% 2032 Exchange Notes”) that have been registered under the Securities Act pursuant to the Registration Statement for any and all of the Company’s 4.15% Senior Secured Notes due 2032 issued in a private offering on May 20, 2022 (the “Outstanding 4.15% 2032 Notes”), (b) $700,000,000 aggregate principal amount of the Company’s 4.55% Senior Secured Notes due 2032 (the “4.55% 2032 Exchange Notes”) that have been registered under the Securities Act pursuant to the Registration Statement for any and all of the Company’s 4.55% Senior Secured Notes due 2032 issued in a private offering on September 8, 2022 (the “Outstanding 4.55% 2032 Notes”), (c) $400,000,000 aggregate principal amount of the Company’s 4.60% Senior Secured Notes due 2052 (the “4.60% 2052 Exchange Notes”) that have been registered under the Securities Act pursuant to the Registration Statement for any and all of the Company’s 4.60% Senior Secured Notes due 2052 issued in a private offering on May 20, 2022 (the “Outstanding 4.60% 2052 Notes”) and (d) $500,000,000 aggregate principal amount of the Company’s 4.95% Senior Secured Notes due 2052 (together with the 4.15% 2032 Exchange Notes, the 4.55% 2032 Exchange Notes, and the 4.60% 2052 Exchange Notes, the “Exchange Notes”) that have been registered under the Securities Act pursuant to the Registration Statement for any and all of the Company’s 4.95% Senior Secured Notes due 2052 issued in a private offering on September 8, 2022 (together with the Outstanding 4.15% 2032 Notes, the Outstanding 4.55% 2032 Notes, and the Outstanding 4.60% 2052 Notes, the “Outstanding Notes”). The offers to exchange are referred to as the “Exchange Offers.”

The Company is registering the Exchange Offers in reliance on the position of the staff (the “Staff”) of the SEC enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offers will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offers aware, through the prospectus for the Exchange Offers or otherwise, that any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers (a) cannot rely on the position of the Staff of the SEC enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offers aware, through the prospectus for the Exchange Offers or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offers, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the prospectus for the Exchange Offers because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offers a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offers (see the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offers.

The Company will commence the Exchange Offers for the Outstanding Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offers will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

Please do not hesitate to call Aaron Scow of Baker & McKenzie LLP at (214) 978-3012 if you have any questions regarding this letter.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ Matthew C. Henry
Matthew C. Henry
Senior Vice President, General Counsel & Secretary